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(MORRISON FOERSTER LETTER HEAD)

                                                         Writer's Direct Contact
                                                                   852 2585.0856
                                                                 PBoltz@mofo.com


September 1, 2006

Ms. Kathleen Collins, Accounting Branch Chief
Mr. Tom Ferraro, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  Linktone Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2005
     File No. 000-50596

Dear Ms. Collins and Mr. Ferraro:

On behalf of Linktone Ltd., a Cayman Islands corporation (the "Company"), we are providing to you this letter in response to the comment letter, dated August 2, 2006 and received by the Company on August 22, 2006, from the Staff of the Commission (the "Letter") in connection with the Staff's review of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 20-F"). For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item 15. Controls and Procedures, page 94

Disclosure Controls and Procedures

1. We note that management has determined their disclosures controls and procedures were not effective due to management's inadequate knowledge and experience in application of U.S. GAAP and lack of policy and procedures over data security/access, data backup, system change and spreadsheet control. Tell us whether management does not have adequate knowledge of U.S. GAAP in general, or whether it is limited to specific areas such as accounting for stock based compensation. Further tell us the adjustments to the 2005 financial statements, if any that resulted from the material weaknesses identified by management. In this regard provide us the information your auditors communicated to the Company's Audit Committee pursuant to SAS 61. In addition explain the remedial measures the Company is undertaking to address the material weaknesses.

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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
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The Company confirms that the reference in the 2005 20-F to inadequate knowledge of U.S. GAAP only extends to certain limited aspects of accounting for stock-based compensation and not to a lack of knowledge of U.S. GAAP in general.

An adjustment to the 2005 financial statements arose from such material weakness. In October 2004, the Company amended certain of its executive officers' stock option grants to provide that if the Company terminates the officer without cause, as defined in the Company's stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. This amendment should have resulted in a re-measurement under FIN44 "Accounting for Certain Transactions Involving Stock Compensation" with any incremental compensation arising from the re-measurement being recorded when the event of early termination occurred or becomes probable as described in Note 5(l), "Stock-based Compensation", to the Company's consolidated financial statements as of and for the year ended December 31, 2005. The Company's former chief executive officer, who had stock options covered by the amendment, resigned on February 24, 2006. The Company did not record the impact of the re-measurement in connection with the resignation of the CEO upon the closing of management's accounts for the year ended December 31, 2005. Such amount was recorded as non-cash compensation expense by the Company in a post-period closing adjustment proposed by the Company's auditors. In this connection, the Company determined that the incremental non-cash compensation expense of $375,701 resulting from the re-measurement relating to the CEO's resignation should be recorded in the audited financial statements for the year ended 2005.

As part of its SAS 61 communications, the Company's independent accountants reported to the audit committee the material weakness on knowledge of U.S. GAAP which resulted in the restatement of the Company's 2004 financial statements and the adjustment described above.

To address the material weakness regarding stock-based compensation, the Company has taken the following remedial measures:

o the Company subscribed to a technical database which is monitored by the Company's deputy CFO to keep current on developments and interpretations of U.S. GAAP, including stock-based compensation accounting, and the Company's deputy CFO includes information from such updates and interpretations in her training to finance department staff;


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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
Page Three

o the Company's deputy CFO provided additional training on U.S. GAAP accounting standards applicable to stock-based compensation to relevant staff of the Company's finance department; and

o pursuant to instructions of the Company's management and compensation committee of the board of directors, the Company's finance department now engages in more extensive research and regular periodic consultation with the Company's audit committee of the board of directors in connection with any modifications or other unusual events related to equity compensation which are proposed by management or the board of directors.

As noted in the 2005 20-F, the Company's principal executive officer and principal financial officer identified several other material weaknesses relating to the lack of policies and procedures over data security/access, data backup, system change and spreadsheet control. The nature of these weaknesses are all fairly technical and related to the manner in which the Company's various accounting and IT systems operate.

In summary, with respect to data security/access, such officers determined that there were insufficient policies and control procedures to prevent and detect unauthorized access to the Company's office operating and application systems (accounting SAP, Lotus Notes and applications for human resource functions). The material weaknesses in data backup related to the frequency of data copying and testing of data restoration, as well as the storage of backup records. With respect to system changes, it was identified that there were inadequate controls regarding changes to the configuration and parameters of operating and application systems, including procedures for approval of changes, testing and implementation. Finally, it was identified that there were no formal controls over Microsoft Excel spreadsheets, which are used as a tool in financial reporting and operation processes, on their access, changes to formula, data protection and independent review. The Company's independent accountants reported these material weaknesses to the audit committee as part of their SAS 61 communications.

As noted above, none of these material weaknesses resulted in adjustments to the Company's 2005 financial statements. To address these material weaknesses and as part of the Company's overall efforts to prepare for full compliance with
Section 404 of the Sarbanes-Oxley Act, the Company engaged Protiviti, an independent consulting firm specializing in, among other things, IT services and internal controls and procedures, to assist in the Company's enhancement of its controls and procedures over data

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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
Page Four


security/access, data backup, system change and spreadsheet. The specific remedial measures in this regard are described below:

DATA SECURITY/ACCESS

o formulating and implementing policies and procedures on data security, such as user account administration (including procedures for opening internal user accounts for accessing the Company's systems, processing applications and approvals, and periodic review of inactive user accounts), password configuration (procedures specifying length and type of acceptable passwords and frequency of mandatory changes to users' passwords), and anti-virus firewall setup and configuration, etc.;

o providing training to all staff on the relevant policies and procedures. Training is provided to all new employees on a quarterly basis. The Company's IT department also periodically circulates internal emails to all staff regarding the importance of IT security and what actions are appropriate and inappropriate (such as a user re-installing operating system by himself instead of by IT staff, etc.); and

o implementing key control procedures such as for approval for requests to access the Company's data and information systems, review of system log reports on access and use of standard anti-virus software on a continual basis. For example, for the Company's operating system, the system log is now checked by IT staff on a daily basis and reviewed on quarterly basis by the IT manager.

DATA BACKUP

o formulating and implementing policies and procedures on data backup, including specifications for the frequency in which (i) backup records must be prepared (for the Company's general computer operating system, backup records are made on daily basis; for application system databases, such as SAP and Lotus Notes, the frequency varies from a daily to a weekly basis), and (ii) such backup data is reviewed. At least 20% of data backup must now be checked to verify data validity every three months. If any errors are noted, all the backup data must be checked to ensure completeness and validity pursuant to the enhanced policies and procedures;

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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
Page Five


o reviewing the reports prepared on the validity of backup data. For the operating system, the backup report is summarized and reviewed by the IT manager on a weekly basis. Through this careful monitoring, the Company seeks to ensure that the system and data can be recovered when unforeseen disasters occur; and

o formulating and implementing policies for the selection of storage media for backup data.

SYSTEM CHANGES

o formalizing the procedures for approving changes to the Company's systems, which include the preparation of a standard written application form by Company employees when they propose to make such a change. The application must be approved by designated managers, including the applicant's department manager and the Company's IT manager; and

o    instituting procedures for testing any system changes.

SPREADSHEET CONTROL

o    establishing an inventory of key spreadsheets used by the Company;

o    reviewing and evaluating the complexity and purpose of each spreadsheet;

o formulating and implementing controls and procedures for each spreadsheet based on its complexity and purpose, such as controls over who may input data to, and create new versions of, the spreadsheet, overall analytics, the segregation of duties among the staff and managers which prepare and review the spreadsheet, and data security and integrity; and

o providing training to relevant staff. The first training session was held in the first quarter of 2006, which addressed the importance of spreadsheet control and how to apply the spreadsheet control into actual practice.

The first round of tests of the Company's controls and procedures was completed at the end of July 2006. The test team consists of the Company's SOX project manager, internal audit manager and consultants from Protiviti. Over 150 key controls and procedures were tested for identified IT general control and application control procedures. The Company is

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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
Page Six


in the process of remediating all identified gaps for which management expects to fully remediate by or before December 31, 2006. The second round of testing will be carried out starting in late September 2006, and will be directly supervised by the Company's deputy CFO and CFO.

Except for the material weaknesses reported by the Company under Item 15 in the 2005 20-F and explained above, there were no other material weaknesses identified by the Company's management or its auditors.

Exhibits 12.1 and 12.2 - Certifications

2. Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002). Instructions to the Exhibits in Form 20-F and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Guangxin Li and Sung signed these certifications in their individual capacities. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

The Company confirms that Messrs. Li and Sung signed the referenced certifications in their individual capacities. The Staff's comment is noted, and the Company confirms that it will ensure that future 302 certifications will not include the signatories' titles below their signatures.

As requested by the Staff, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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(MORRISON FOERSTER LOGO)

Ms. Kathleen Collins
Mr. Tom Ferraro
Securities and Exchange Commission
September 1, 2006
Page Seven


Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at 852-2585-0856 or Charles C. Comey at 8621-6335-2290.

Sincerely,

/s/ Paul Boltz

Paul W. Boltz, Jr.


cc:  Charles C. Comey -- Morrison & Foerster LLP
     Colin Sung -- Linktone Ltd.
     Alison Wong -- PricewaterhouseCoopers